FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 28, 2003

Commission File Number: 333-13094

AES DRAX ENERGY LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

AES DRAX ENERGY LIMITED

INDEX

Item

1.	Recent Developments

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AES DRAX ENERGY LIMITED

Date: February 28, 2003	By:	/s/ John Turner
Name: John Turner
Title: Director

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Item 1

Recent Developments

     Since our disclosure with respect to distributions on our high yield notes in our filing on Form 6-K made with the SEC on December 4, 2002, the following related events took place.

     As previously disclosed by us, certain of the forward looking debt service cover ratios as at June 30, 2002 were below the level required to permit our subsidiary AES Drax Holdings Limited to make any distributions of available cash to us at that time. We also disclosed that we did not expect any improvements in the forward looking ratios as at December 31, 2002, as any improvement would depend on a favorable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such favorable change did not occur, and we expect that, if calculated, the forward looking debt service cover ratios as at year-end 2002 would again be below the required level. As part of the standstill arrangements among AES Drax Holdings and its senior lenders, the debt service cover ratios as at December 31, 2002 were not calculated by the bank group. As a consequence of the foregoing, AES Drax Holdings was not permitted to make any distributions to us to permit us to make the required interest payments of $11,500,000 and £7,593,750 to our high yield noteholders due on February 28, 2003.

     The high yield note debt service reserve accounts are funded at $22,142.02 and £40,643.91, resulting in a significant shortfall. As a result of the foregoing, we did not have sufficient funds to cover the required interest payments on the high yield notes in full.

     Such payment failure constitutes an event of default under the high yield notes subject to a 15-day grace period, although pursuant to intercreditor arrangements the high yield noteholders have no enforcements rights until 90 days following delivery of certain required notices under the intercreditor arrangements.

Forward Looking Statements

     Certain statements included herein are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should,” or “anticipates,” or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2001, (“2001 Annual Report”) which is hereby incorporated by reference herein.

     You should also consider, among others, the following important factors:

  general economic and business conditions in the UK;
  changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements (“NETA”) that were implemented on March 27, 2001 on the market for electricity in the UK;
  power prices and resource availability and pricing;
  general industry trends;
  changes to the competitive environment;
  changes in business strategy, development plans or vendor relationships, in the market for power in the UK and that our principal hedging arrangement relating to power sales has been terminated and we will now be operating as a fully merchant plant;
  availability, terms and development of capital;
  interest rate volatility;
  changes in currency exchange rates, inflation rates and conditions in financial markets; and
  availability of qualified personnel.

These forward-looking statements speak only as of the date hereof. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility to do so.

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